Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Email: ir@avalonraremetals.com http://www.avalonraremetals.com

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the shareholders of Avalon Rare Metals Inc. (the "Company") will be held at The Toronto Board of Trade, Room A/B/C/D (located on the fourth floor), 1 First Canadian Place, Toronto, Ontario, M5X 1C1 at 4:30 p.m. (Toronto time) on Tuesday, February 24, 2015, for the following purposes:

(1)	to receive the audited financial statements of the Company for the financial year ended August 31, 2014 together with the report of the auditors thereon (the “Annual Financial Statements”);

(2)	to elect the directors of the Company for the ensuing year;

(3)	to appoint the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditors; and

(4)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

As described in the notice and access notification mailed to non-registered shareholders of the Company, the Company has decided to deliver the accompanying information circular to non-registered shareholders by posting it to the website hosted by the Company’s transfer agent, TMX Equity Transfer Services at https://noticeinsite.tmxequity.com/AvalonRareMetalsAGM2015. The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. Due to certain requirements of the Canada Business Corporations Act, the Company is sending a paper copy of the complete proxy package, including this notice of Meeting and accompanying information circular, and the Annual Financial Statements and related management’s discussion and analysis to registered shareholders. The accompanying information circular and the Annual Financial Statements and related management’s discussion and analysis are also available on SEDAR at www.sedar.com and on the Company’s web site at http://www.avalonraremetals.com/investors/regulatory_filings/.

Shareholders may request paper copies of the accompanying information circular at no cost on-line at https://noticeinsite.tmxequity.com/AvalonRareMetalsAGM2015 or by calling toll-free at 1-844-559-4938.

Particulars of the foregoing matters are set forth in the accompanying information circular. The directors of the Company have fixed the close of business on January 15, 2015 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.

DATED at Toronto, Ontario this 12th day of January, 2015.

BY ORDER OF THE BOARD

Donald S. Bubar
President and Chief Executive Officer

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the accompanying form of proxy in the enclosed return envelope. All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with TMX Equity Transfer Services, 200 University Avenue, Suite 300, Toronto, Ontario, Canada M5H 4H1, fax number: (416) 595-9593 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chair of the Meeting in his or her discretion, and the Chair is under no obligation to accept or reject any particular late proxy.